P.E. 2/12/02

02014422

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 12, 2002

Swedish Match AB
(Translation of Registrant's Name Into English)

Rosenlundsgatan 36
S-118 85 Stockholm, Sweden
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Press Release dated February 12, 2002: "Report on Operations full year 2001"

SWEDISH MATCH

Report on Operations full year 2001

- **Sales increased 18 percent to 13,635 MSEK (11,533)**
- **Operating income increased 16 percent to 2,193 MSEK (1,886)[1)]**
- **Income before taxes increased to 1,840 MSEK (1,710)**
- **EBITDA increased 18 percent to 2,863 (2,429)[1)]**
- **EPS increased 28 percent to 3.54 SEK (2.76)[1)]**
- **Total shares outstanding at year end amounted to 350.0 million (375.1)**
- **The Board proposes an increased dividend to 1.45 SEK (1.35)**

---

1) before items affecting comparability

The Company's focus in 2001 has been to

- create conditions for improved long-term organic growth through product development and launches of new products in several markets.
- create organic growth opportunities and strengthen the Company's market share through acquisitions.
- optimize the balance sheet structure through share repurchasing programs.

Swedish Match sales for the year increased by 18 percent, to 13,635 MSEK (11,533) of which organic growth accounted for 8 percentage points. Improved currency effect due to a stronger dollar has affected sales positively by 5 percentage points. Acquisitions accounted for 5 percentage points of the improvement.

Sales and operating income increased for the product areas of smokeless products (snuff and chewing tobacco) and brown tobacco (cigars and pipe tobacco) as an effect of acquisitions as well as organic growth. Operating income increased significantly for matches and lighters. A major restructuring program for matches has been completed in Europe and India.

Operating income for 2001 increased in all product areas except snuff. Despite increased investment in product development and new product tests and launches, operating income for snuff was flat versus year ago.

Operating income for the year, before items affecting comparability, increased to 2,193 MSEK (1,886), or 16 percent, and EPS increased to 3.54 SEK (2.76) or 28 percent. EPS including items affecting comparability, increased 23 percent to 3.40 SEK (2.76).

For the fourth quarter, operating income increased to 585 MSEK (500), or 17 percent.

Summary of Consolidated Income Statement

MSEK	October - December 2001	October - December 2000	Full year 2001	Full year 2000
Sales	3,530	3,196	13,635	11,533
Operating income	585	500	2,193	1,886
Net income for the period	342	300	1,228	1,144

Sales by product area

MSEK	October - December 2001	October - December 2000	Change %	Full year 2001	Full year 2000	Change %
Snuff	658	552	19	2,457	2,071	19
Chewing Tobacco	349	316	10	1,377	1,227	12
Cigars	895	843	6	3,481	2,690	29
Pipe Tobacco & Accessories	236	200	18	933	762	22
Matches	436	478	-9	1,690	1,712	-1
Lighters	196	201	-2	809	720	12
Other operations	760	606	25	2,888	2,351	23
Total	**3,530**	**3,196**	**10**	**13,635**	**11,533**	**18**

Operating income and Operating margin by product area

	Operating income, MSEK				Operating margin, %			
	October – December		Full year		October - December		Full year	
	2001	2000	2001	2000	2001	2000	2001	2000
Snuff	259	250	950	954	39,4	45,3	38,7	46,1
Chewing Tobacco	94	87	372	331	26,9	27,5	27,0	27,0
Cigars	138	104	500	347	15,4	12,3	14,4	12,9
Pipe Tobacco & Accessories	51	54	236	213	21,6	27,0	25,3	28,0
Matches	49	23	183	90	11,2	4,8	10,8	5,3
Lighters	27	21	101	74	13,8	10,4	12,5	10,3
Other operations	-33	-39	-149	-123				
Subtotal	**585**	**500**	**2,193**	**1,886**	**16,6**	**15,6**	**16,1**	**16,4**
Items affecting comparability	-	-	-80	-	-	-	-	-
Total	**585**	**500**	**2,113**	**1,886**	**16,6**	**15,6**	**15,5**	**16,4**

Smokeless Tobacco

Swedish Match has a broad presence in smokeless tobacco (Snuff and Chewing Tobacco), with significant market positions in the Nordic countries, the US, and South Africa. The main organic growth is within the snuff operations in North America and North Europe.

Snuff

Swedish Match is the only global producer of snuff, and has a leading position on the Nordic snuff market and in South Africa. In the US, the Company has the largest share of the fast growing value price segment. The biggest brands are General, Catch, and Ettan in Sweden, Timber Wolf in the US and Taxi in South Africa. Sales for the year amounted to 2,457 MSEK (2,071), an increase of 19 percent.

Sales improved in both major markets. In North Europe, volume grew by 4 percent, and in the US, volume grew by 13 percent, measured in number of cans. Swedish Match continued to improve its market position in the growing US market. Year-to-date market share in the US increased to about 8.5 percent, compared with 7.6 percent year ago. Operating income was flat, 950 MSEK (954) due to heavy marketing spending in conjunction with new product launches.

For the fourth quarter, total snuff sales were up 19 percent versus fourth quarter year ago to 658 MSEK (552). Volume increases in the US accelerated during the fourth quarter, up 19 percent compared with the same period year ago. Operating income was up 4 percent to 259 MSEK (250).

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market. Major brands are Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment is characterised by annual volume declines averaging 4 percent per year. Sales increased 12 percent during the year, and operating income increased 12 percent. Sales and operating income improvement are a result of price increases, and a positive currency effect.

Sales for the year amounted to 1,377 MSEK (1,227). Sales in the fourth quarter increased to 349 MSEK (316). Operating income for the year improved to 372 MSEK (331). Operating income in the fourth quarter grew to 94 MSEK (87).

Cigars and Pipe Tobacco

Swedish Match is one of the world's largest producers of cigars and pipe tobacco with a broad presence globally. Growth opportunities are mainly within cigars.

Cigars

Swedish Match is one of the largest producers of cigars and cigarillos in the world and is the second biggest in sales value. The main markets are West Europe and North America. These two markets together compose about 75 percent of the world market for cigars. Swedish Match offers a full range of products worldwide, with both premium and machine made cigars. Major brands are Macanudo, Garcia y Vega, La Gloria Cubana, La Paz, Justus van Maurik, and Wings.

Sales for the year amounted to 3,481 MSEK (2,690), an increase of 29 percent. The increase for the year stems from the full-year effect of acquisitions during year 2000, but also from an increase of machine made cigars in the US with a volume growth of 11 percent. Sales of premium cigars for the year showed slightly lower volume versus last year. Fourth quarter sales reached 895 MSEK (843).

Operating income for the year reached 500 MSEK (347), an increase of 44 percent. For the fourth quarter, operating income reached 138 MSEK (104). A combination of price and volume increases, rationalized production as well as the full-year effect of acquisitions are behind the increased result. Operating margin has shown an improving trend during the year and was 15.4 percent for the fourth quarter.

Pipe Tobacco and Accessories

Swedish Match is one of the largest producers of pipe tobacco in the world and the products are marketed all over the world. Major brands are Borkum Riff, Half and Half, and Boxer. The main markets for Swedish Match pipe tobacco are North America, and North and West Europe. The Company also has a significant presence in South Africa.

Sales for the year amounted to 933 MSEK (762), an increase of 22 percent, due to acquisition of pipe tobacco operations in South Africa. Sales for the fourth quarter amounted to 236 MSEK (200). Operating income rose to 236 MSEK (213) for the year, and was 51 MSEK (54) for the fourth quarter. Operating income was negatively impacted by a fall in the value of the South African Rand during the fourth quarter.

Lights

Swedish Match produces and markets matches and lighters globally. These products are sold in over 140 countries. A completed restructuring program continues to provide gradual positive effects.

Matches

Swedish Match is number one on the world market for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Red Heads.

Sales for the year amounted to 1,690 MSEK (1,712). Operating income grew 103 percent to 183 MSEK (90), as a result of strong growth in Brazil as well as of successful restructuring efforts. For the fourth quarter, sales were 436 MSEK (478) and operating income improved to 49 MSEK (23). Operating margin increased during the year and reached 11.2 percent during the fourth quarter versus 4.8 percent same period last year.

Lighters

Swedish Match is the third largest producer of disposable lighters in the world and the main brand is Cricket.

Swedish Match sales volumes increased during the year. Sales for the year reached 809 MSEK (720), and operating income improved to 101 MSEK (74). For the fourth quarter, sales were 196 MSEK (201) and operating income was 27 MSEK (21).

Other Operations

Other operations include, among other things, the distribution of tobacco products on the Swedish market, sales of advertising products, certain real estate operations, as well as corporate overheads and costs for business development. For the year, net expenses for other operations were -149 MSEK (-123).

Items affecting comparability

Items affecting comparability pertain to a non-recurring cost of 80 MSEK relating to restructuring of the cigar operations.

Financing and net financial expense

At the end of the year, the Group had a net debt of 4,410 MSEK, as compared with a net debt of 2,739 MSEK on December 31, 2000. Significant uses of cash were the repurchase of shares and the acquisition of pipe tobacco business in South Africa.

Cash and bank balances, including short term investments, amounted to 1,606 MSEK at the end of the period, compared with 2,960 MSEK at the beginning of the year.

Net interest expense for the year amounted to -286 MSEK (-175). Other financial items, net, amounted to 13 MSEK (-1).

Taxes

Total tax for 2001 amounted to 589 MSEK (556) corresponding to 32 percent of income before taxes. The total tax for 2002 is estimated to stay at 32 percent.

Earnings per share

Earnings per share before items affecting comparability increased to 3.54 SEK (2.76), an increase of 28 percent. Earnings per share during the fourth quarter increased to 0.97 SEK (0.78). EBITA per share increased to 4.34 SEK (3.32), an increase of 31 percent. During the fourth quarter the corresponding profit per share amounted to 1.18 SEK (0.95).

The Board of Directors have agreed to propose at the annual shareholders' meeting to distribute a dividend of 1.45 SEK per share (1.35) or 508 MSEK (490) in total calculated on the number of outstanding shares at year-end.

Capital expenditure, depreciation and amortization

The Group's direct investments in tangible fixed assets amounted to 633 MSEK (331). Among the major investments is the investment in a new snuff factory outside Gothenburg, Sweden. In addition, 962 MSEK (1,660) was invested in acquisitions. Total depreciation and amortization amounted to 670 MSEK (543), of which depreciation on tangible assets amounted to 329 MSEK (262) and amortization of intangibles amounted to 341 MSEK (281).

During the fourth quarter, total depreciation and amortization amounted to 183 MSEK (144), of which depreciation on tangible assets amounted to 94 MSEK (62) and amortization of intangibles amounted to 89 MSEK (82).

Acquisitions

In January, a small sales company for advertising products in Belgium was acquired.

On February 1st the final agreement with British American Tobacco concerning acquisition of its pipe tobacco business in South Africa was concluded. The acquisition includes production facilities, stock, and brands.

A final agreement has also been concluded with the previous owner of Leonard Dingler in South Africa regarding the earnout on the purchase price.

By the end of August a European dry snuff operation was acquired.

In October, the Company purchased the tobacco business of Maga S.p.a., one of the leading independent distributors of niche tobacco products in Italy.

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 10,044 MSEK (9,662).

Average number of Group employees

The average number of employees in the Group during the year was 14,343 compared with 13,672 for the full year 2000. The increase relates exclusively to acquisitions.

Share structure

As a part of the Company's effort towards optimizing the balance sheet structure, several measures have been taken. At the General Meeting of shareholders in 2000 it was resolved to reduce the share capital by cancelling 17,350,210 shares for transfer to unrestricted equity. The reduction was registered in March 2001. The General Meeting of shareholders on April 24, 2001 resolved to reduce the share capital by another 36 MSEK through cancellation of 15,000,000 shares for transfer to unrestricted equity. This reduction was registered in October. After these reductions the Company's share capital amounts to 891.8 MSEK, spread over 371,596,181 shares with a par value of 2.40 SEK. During the year 25,146,710 shares have been repurchased at an average price of 46.49 SEK. Through repurchase and after cancellation Swedish Match holds 21,596,000 shares in its treasury, corresponding to 5.8 percent of the total amount of shares. The number of shares outstanding, net after repurchase, as per December 31, 2001 amounts to 350,000,181, which is a reduction for the year of 7 percent.

Options program

During the first half of the year, as a part of a bonus program for Senior Management, 1,812,309 call options were issued. The call options can be exercised from March 13, 2004 until March 14, 2006. Every option entitles the holder to buy one share at a price of 44.50 SEK per share.

The total number of issued call options on the Company's treasury shares corresponds to 4,659,418 shares at the end of the year.

Accounting principles

This interim report has been prepared in accordance with the recommendation RR 20 Interim Reports from the Swedish Financial Accounting Standards Council.

Swedish Match applies the Swedish Financial Accounting Standards Council's new recommendation RR 9 Income Taxes. The financial data for 2000 has been restated according to the new principles.

Additional information

The Annual General Meeting will be held in Stockholm on April 23, 2002. The 2001 Annual Report is expected to be released and distributed mid March, 2002. The interim report covering operations during the first three months of 2002 will be released on April 23.

Stockholm, February 12, 2002

Board of Directors

Key data

	Full year 2001	Full year 2000
Operating margin, %	16.1	16.4
Operating capital, MSEK	11,227	9,821
Return on operating capital, %	20.8	23.3
Return on shareholders' equity, %	28.3	21.8
Net debt, MSEK	4,410	2,739
Net debt/equity ratio, %	90.5	52.6
Equity/assets ratio, %	29.3	32.0
Investments in tangible fixed assets, MSEK	633	331
EBITDA, MSEK	2,863	2,429
Average number of employees	14,343	13,672
*Share data**		
Earnings per share, basic, SEK	3.40	2.76
Earnings per share, diluted, SEK	3.38	2.76
Earnings per share, before items affecting comparability, basic, SEK	3.54	2.76
Earnings per share, before items affecting comparability and amortization of intangible assets, SEK**	4.34	3.32
Shareholders' equity per share, SEK	11.73	12.22
Number of shares outstanding at end of period	350,000,181	375,146,891
Average number of shares outstanding during period, basic	361,506,184	410,177,322

* Earnings per share for the periods before June 30, 2000 have been adjusted for the bonus element of the redemption of shares.

** Reported net income adjusted for items affecting comparability and amortization (net of taxes) divided by the average number of shares outstanding, basic

Consolidated Income Statement in summary

MSEK	October – December 2001	October – December 2000	Change %	Full year 2001	Full year 2000	Change %
Sales, including tobacco tax	5,732	5,336	7	22,428	19,831	13
Less tobacco tax	(2,202)	(2,140)	3	(8,793)	(8,298)	6
Sales	**3,530**	**3,196**	**10**	**13,635**	**11,533**	**18**
Cost of goods sold	(1,991)	(1,832)	9	(7,627)	(6,647)	15
Gross profit	**1,539**	**1,364**	**13**	**6,008**	**4,886**	**23**
Sales and administrative expenses	(871)	(779)	12	(3,502)	(2,736)	28
Amortization, intangible assets	(89)	(82)	9	(341)	(281)	21
Shares in earnings of associated co.	6	(3)		28	17	
	585	**500**	**17**	**2,193**	**1,886**	**16**
Items affecting comparability	-	-		(80)	-	
Operating income	**585**	**500**	**17**	**2,113**	**1,886**	**12**
Net interest expense	(68)	(67)		(286)	(175)	
Other financial items, net	(8)	0		13	(1)	
Net financial items	(76)	(67)	13	(273)	(176)	55
Income after financial items	**509**	**433**	**18**	**1,840**	**1,710**	**8**
Taxes	(163)	(128)		(589)	(556)	
Minority interests	(4)	(5)		(23)	(10)	
Net income for the period	**342**	**300**	**14**	**1,228**	**1,144**	**7**
Earnings per share, basic***	0.97	0.78		3.40	2.76	
Earnings per share, diluted***	0.96	0.78		3.38	2.76	

*** Earnings per share for the periods before June 30, 2000 have been adjusted for the bonus element of the redemption of shares.

Consolidated Balance Sheet in summary

MSEK

	Dec 31, 2001	Dec 31, 2000
Intangible fixed assets	4,769	4,288
Tangible fixed assets	2,970	2,576
Financial fixed assets	691	727
Current operating assets	6,587	5,730
Liquid Funds	1,606	2,960
Total assets	**16,623**	**16,281**
Shareholders' equity	4,105	4,584
Minority interests	767	620
Provisions	2,311	1,918
Long-term loans	5,272	4,638
Other long-term liabilities	78	207
Short-term loans	744	1,061
Other current liabilities	3,346	3,253
Total shareholders' equity, provisions and liabilities	**16,623**	**16,281**

Change in Shareholders' equity

MSEK

	Full year	
	2001	**2000**
Shareholders' equity, opening balance as per December 31	**4,635**	**5,940**
Effect due to change in accounting principle	(51)	(42)
Adjusted shareholders' equity, opening balance	**4,584**	**5,898**
Transfer to statutory reserve and cancellation of shares for transfer to unrestricted reserve	(53)	-
Transfer to statutory reserve and increase of unrestricted reserves from cancellation of shares	53	-
Repurchase of own shares	(1,169)	(905)
Dividend paid	(490)	(539)
New share issue	-	66
Redemption of shares	-	(1,062)
Translation difference for the period	(48)	(18)
Net income for the period	1,228	1,144
Total shareholders' equity at end of period	**4,105**	**4,584**

Consolidated Cash Flow Statement in summary

MSEK	Dec 31, 2001	Dec 31, 2000
Cash flow from operations before changes in Working Capital	**1,954**	**1,714**
Cash flow from changes of Working Capital	(345)	(769)
Cash flow from operations	**1,609**	**945**
Investments		
Investments in property, plant and equipment	(633)	(331)
Sales of property, plant and equipment	72	83
Investments in intangibles	(12)	(11)
Investments in consolidated companies	(962)	(1,660)
Changes in financial receivables etc.	15	(48)
Cash flow from investments	**(1,520)**	**(1,967)**
Financing		
Changes in loans	284	(713)
Dividends	(490)	(539)
New share issue	-	66
Capital redemption	-	(1,062)
Repurchases of shares	(1,169)	(905)
Other	(78)	(120)
Cash flow from financing	**(1,453)**	**(3,273)**
Cash flow for the period	**(1,364)**	**(4,295)**
Liquid funds at the beginning of the period	2,960	7,296
Translation difference attributable to liquid funds	10	(41)
Liquid funds at the end of the period, including short-term financial investments	**1,606**	**2,960**

Quarterly data

MSEK	Q4/99	Q1/00	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01
Sales, including tobacco tax	4,403	4,188	5,045	5,262	5,336	4,946	5,769	5,981	5,732
Less tobacco tax	(1,841)	(1,794)	(2,174)	(2,190)	(2,140)	(1,877)	(2,274)	(2,440)	(2,202)
Sales	**2,562**	**2,394**	**2,871**	**3,072**	**3,196**	**3,069**	**3,495**	**3,541**	**3,530**
Cost of goods sold	(1,443)	(1,385)	(1,654)	(1,776)	(1,832)	(1,738)	(1,941)	(1,957)	(1,991)
Gross profit	**1,119**	**1,009**	**1,217**	**1,296**	**1,364**	**1,331**	**1,554**	**1,584**	**1,539**
Sales and administrative expenses	(690)	(547)	(688)	(722)	(779)	(772)	(927)	(932)	(871)
Amortization, intangible assets	(58)	(55)	(66)	(78)	(82)	(80)	(78)	(94)	(89)
Shares in earnings of associated co.	27	8	8	4	(3)	12	6	4	6
	398	**415**	**471**	**500**	**500**	**491**	**555**	**562**	**585**
Items affecting comparability	(395)	-	-	-	-	-	-	(80)	-
Operating income	**3**	**415**	**471**	**500**	**500**	**491**	**555**	**482**	**585**
Net interest expense	(38)	(10)	(41)	(57)	(67)	(67)	(70)	(81)	(68)
Other financial items, net	(15)	(5)	(3)	7	0	21	0	0	(8)
Net financial items	(53)	(15)	(44)	(50)	(67)	(46)	(70)	(81)	(76)
Income after financial items	**(50)**	**400**	**427**	**450**	**433**	**445**	**485**	**401**	**509**
Income taxes	(149)	(139)	(138)	(151)	(128)	(143)	(155)	(128)	(163)
Minority interests	13	1	(3)	(3)	(5)	(5)	(6)	(8)	(4)
Net income for the period	**(186)**	**262**	**286**	**296**	**300**	**297**	**324**	**265**	**342**

Sales by product area

MSEK

	Q4/99	Q1/00	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01
Snuff	480	459	531	529	552	528	642	629	658
Chewing Tobacco	259	282	318	311	316	314	365	349	349
Cigars	437	405	646	796	843	750	892	944	895
Pipe Tobacco & Accessories	212	173	184	205	200	205	245	247	236
Matches	418	391	414	429	478	425	408	421	436
Lighters	154	175	169	175	201	220	203	190	196
Other operations	602	509	609	627	606	627	740	761	760
Total	**2,562**	**2,394**	**2,871**	**3,072**	**3,196**	**3,069**	**3,495**	**3,541**	**3,530**

Operating income by product area

MSEK

	Q4/99	Q1/00	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01
Snuff	221	209	241	254	250	214	235	242	259
Chewing Tobacco	73	89	83	72	87	89	99	90	94
Cigars	55	52	87	104	104	101	124	137	138
Pipe Tobacco & Accessories	59	49	52	58	54	59	64	62	51
Matches	14	25	18	24	23	44	44	46	49
Lighters	12	16	19	18	21	25	26	23	27
Other operations	*(36)*	*(25)*	*(29)*	*(30)*	*(39)*	*(41)*	*(37)*	*(38)*	*(33)*
Subtotal	**398**	**415**	**471**	**500**	**500**	**491**	**555**	**562**	**585**
Items affecting comparability	(395)	-	-	-	-	-	-	(80)	-
Total	**3**	**415**	**471**	**500**	**500**	**491**	**555**	**482**	**585**

Operating margin by product area

PERCENT

	Q4/99	Q1/00	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01
Snuff	46.0	45.5	45.4	48.0	45.3	40.5	36.6	38.5	39.4
Chewing Tobacco	28.2	31.6	26.1	23.2	27.5	28.3	27.1	25.8	26.9
Cigars	12.6	12.8	13.5	13.1	12.3	13.5	13.9	14.5	15.4
Pipe Tobacco & Accessories	27.8	28.3	28.3	28.3	27.0	28.8	26.1	25.1	21.6
Matches	3.3	6.4	4.3	5.6	4.8	10.4	10.8	10.9	11.2
Lighters	7.8	9.1	11.2	10.3	10.4	11.4	12.8	12.1	13.8
Group	**15.5**	**17.3**	**16.4**	**16.3**	**15.6**	**16.0**	**15.9**	**15.9**	**16.6**

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer	*office*	*+46 8 658 01 75*
Sven Hindrikes, Executive Vice President and Chief Financial Officer	*office* *mobile*	*+46 8 658 02 82* *+46 70 567 41 76*
Bo Aulin, Senior Vice President, Secretary and General Counsel	*office* *mobile*	*+46 8 658 03 64* *+46 70 558 03 64*
Emmett Harrison, Vice President, Investor Relations	*office* *mobile*	*+46 8 658 01 73* *+46 70 938 01 73*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date: February 12, 2002

By: /s/ Lennart Sundén
Name: Lennart Sundén
Title: President and Chief Executive Officer